As filed with the Securities and Exchange Commission on August 18, 1998
                                                       Registration No. 333-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

    -----------------------------------------------------------------------

                                    FORM S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

     ----------------------------------------------------------------------

                           RENAISSANCERE HOLDINGS LTD.

             (Exact name of registrant as specified in its charter)

               Bermuda                                         98-013-8020
     (State or other jurisdiction                           (I.R.S. Employer
  of incorporation of organization)                        Identification No.)

     ----------------------------------------------------------------------

                                Renaissance House
                               8-12 East Broadway

                             Pembroke HM 19 Bermuda

                                 (441) 295-4513

          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

     ----------------------------------------------------------------------

                                James N. Stanard
                 Chairman, President and Chief Executive Officer
                               8-12 East Broadway
                             Pembroke HM 19 Bermuda

                                 (441) 295-4513

            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                 with a copy to:
                            John S. D'Alimonte, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

     ----------------------------------------------------------------------

        Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective Registration statement for the same offering. [ ]

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     ----------------------------------------------------------------------

                         CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------
         Title of each class                          Proposed maximum    Proposed maximum      Amount of
          of securities to             Amount to be    offering price    aggregate offering   registration
            be registered               registered      per share(1)          price(1)             fee
-------------------------------------------------------------------------------------------------------------
Common Shares, par value $1.00 per       318,213          $46 3/16          $14,697,462         $4,375.23
share(2)                                  shares
-------------------------------------------------------------------------------------------------------------

    (1) Estimated pursuant to Rule 457(c) under the Securities Act solely for the purpose of calculating the registration fee based upon the average of the high and low prices of the Common Shares quoted on The New York Stock Exchange on August 12, 1998.

    (2) The shares owned by the Selling Shareholder (as defined herein) consist of the Registrant's Diluted Voting Class II Common Shares, par value $1.00 per share (the "DVII Shares"). The DVII Shares are convertible into an equal number of the Registrant's Full Voting Common Shares on a one-for-one basis at the option of the holder thereof upon two days prior written notice to the Registrant. The Common Shares being registered hereby constitute the Full Voting Common Shares into which such DVII Shares are convertible. See "Plan of Distribution."

     ----------------------------------------------------------------------

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with
    Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

PROSPECTUS
----------
                              SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED AUGUST 18, 1998
                              318,213 COMMON SHARES

                           RENAISSANCERE HOLDINGS LTD.

        This Prospectus relates to the offering for sale (the "Offering") of 318,213 common shares, par value $1.00 per share (the "Common Shares") of RenaissanceRe Holdings Ltd., a Bermuda company (the "Company"), owned by a current shareholder of the Company (the "Selling Shareholder"). Such 318,213 shares (the "Shares") may be offered by the Selling Shareholder from time to time in brokerage transactions at prevailing market prices on The New York Stock Exchange, Inc. (the "NYSE") or on any other exchange on which the Common Shares may be traded, in the over-the-counter market or otherwise, in negotiated transactions, through the writing of options on the Shares or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholder may effect such transactions by selling the Shares in or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholder and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). See "Selling Shareholder" and "Plan of Distribution."

        The Common Shares held by the Selling Shareholder consist of the Company's Diluted Voting Class II Common Shares, par value $1.00 per share (the "DVII Shares"), which have limited voting rights. The DVII Shares are convertible into an equal number of the Company's Full Voting Common Shares on a one-for-one basis at the option of the holder thereof upon two days prior written notice to the Company. The Common Shares being registered hereby constitute the Full Voting Common Shares into which such DVII Shares are convertible. See "Selling Shareholder" and "Plan of Distribution."

        None of the proceeds from the sale of the Shares by the Selling Shareholder will be received by the Company. The Company has agreed to bear all expenses (other than selling discounts, concessions or commissions and certain other fees and expenses of certain advisors to the Selling Shareholder) in connection with the registration and sale of the Shares being offered by the Selling Shareholder. The Company has agreed to indemnify the Selling Shareholder against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

        The shares of Common Stock are listed on the NYSE under the symbol "RNR." On August 17, 1998, the closing price of the Common Shares, as reported by the NYSE, was $45 3/4 per share.

        The Shares have not been registered for sale under the securities laws of any state or jurisdiction as of the date of this Prospectus. Brokers or dealers effecting transactions in the Shares should confirm the registration thereof under the securities laws of the state in which such transactions occur, or the existence of any exemption from registration.

        SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION,
              NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY
                   STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
                       ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

        -----------------------------------------------------------------

                 The date of this Prospectus is        , 1998.

NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SHARES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATIONS THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA, NOR HAS THE COMMISSIONER OF INSURANCE RULED UPON THE ACCURACY OR THE ADEQUACY OF THIS DOCUMENT. THE BUYER IN NORTH CAROLINA UNDERSTANDS THAT NEITHER THE COMPANY NOR ITS SUBSIDIARIES ARE LICENSED IN NORTH CAROLINA PURSUANT TO CHAPTER 58 OF THE NORTH CAROLINA GENERAL STATUTES NOR COULD THEY MEET THE BASIC ADMISSIONS REQUIREMENTS IMPOSED BY SUCH CHAPTER AT THE PRESENT TIME.

                                TABLE OF CONTENTS

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS..............................................1

AVAILABLE INFORMATION........................................................................1

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..............................................3

ENFORCEABILITY OF CIVIL LIABILITIES UNDER UNITED STATES FEDERAL SECURITIES LAWS..............4

SUMMARY DESCRIPTION OF THE COMPANY...........................................................5

RISK FACTORS.................................................................................7

USE OF PROCEEDS.............................................................................14

SELECTED FINANCIAL DATA.....................................................................15

SELLING SHAREHOLDER.........................................................................17

PLAN OF DISTRIBUTION........................................................................17

LEGAL MATTERS...............................................................................18

EXPERTS.....................................................................................18

INFORMATION NOT REQUIRED IN PROSPECTUS....................................................II-1

SIGNATURES................................................................................II-4

POWER OF ATTORNEY.........................................................................II-4

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

THIS PROSPECTUS INCLUDES "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACTS INCLUDED IN THIS PROSPECTUS OR INCORPORATED HEREIN BY REFERENCE REGARDING THE COMPANY'S FINANCIAL POSITION AND BUSINESS STRATEGY MAY CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS RELATE, AMONG OTHER THINGS, TO THE PLANS AND OBJECTIVES OF THE COMPANY FOR FUTURE OPERATIONS. IN LIGHT OF THE RISKS AND UNCERTAINTIES INHERENT IN ALL FUTURE PROJECTIONS, THE INCLUSION OF FORWARD-LOOKING STATEMENTS IN THIS REPORT SHOULD NOT BE CONSIDERED AS A REPRESENTATION BY THE COMPANY OR ANY OTHER PERSON THAT THE OBJECTIVES OR PLANS OF THE COMPANY WILL BE ACHIEVED. NUMEROUS FACTORS COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS, INCLUDING THE FOLLOWING: (I) THE OCCURRENCE OF CATASTROPHIC EVENTS WITH A FREQUENCY OR SEVERITY EXCEEDING THE COMPANY'S ESTIMATES; (II) A DECREASE IN THE LEVEL OF DEMAND FOR PROPERTY CATASTROPHE REINSURANCE, OR INCREASED COMPETITION OWING TO INCREASED CAPACITY OF PROPERTY CATASTROPHE REINSURERS; (III) ANY LOWERING OR LOSS OF ONE OF THE FINANCIAL OR CLAIMS-PAYING RATINGS OF THE COMPANY OR ONE OR MORE OF ITS SUBSIDIARIES; (IV) ACTIONS OF COMPETITORS; (V) LOSS OF SERVICES OF ANY ONE OF THE COMPANY'S KEY EXECUTIVE OFFICERS; (VI) THE PASSAGE OF FEDERAL OR STATE LEGISLATION SUBJECTING RENAISSANCE REINSURANCE TO SUPERVISION OR REGULATION IN THE UNITED STATES; (VII) CHALLENGES BY INSURANCE REGULATORS IN THE UNITED STATES TO RENAISSANCE REINSURANCE'S CLAIM OF EXEMPTION FROM INSURANCE REGULATION UNDER THE CURRENT LAWS; (VIII) CHANGES IN ECONOMIC CONDITIONS, INCLUDING CURRENCY RATE CONDITIONS; OR (IX) A CONTENTION BY THE UNITED STATES INTERNAL REVENUE SERVICE THAT THE COMPANY OR RENAISSANCE REINSURANCE IS ENGAGED IN THE CONDUCT OF A TRADE OR BUSINESS WITHIN THE U.S. ALTHOUGH THE COMPANY BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE COMPANY'S EXPECTATIONS ("CAUTIONARY STATEMENTS") ARE DISCLOSED IN THIS PROSPECTUS, INCLUDING WITHOUT LIMITATION, IN CONJUNCTION WITH THE FORWARD-LOOKING STATEMENTS UNDER "RISK FACTORS." ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY OR PERSONS ACTING ON ITS BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS.

                              AVAILABLE INFORMATION

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at 450 Fifth Street, NW, Washington, D.C. 20549, and at the following regional offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. The Commission also maintains a World Wide Web site (http://www.sec.gov) containing these reports, proxy statements and other information. The Common Shares are listed on the New York Stock Exchange, and these records and other information can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

        The Company has filed with the Commission a Registration Statement on Form S-3 (together with all exhibits and amendments, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Shares, reference is made to the Registration Statement, including the exhibits and schedules thereto. The Registration Statement may be inspected, without charge, at the Commission's principal office at 450 Fifth Street, NW, Washington, D.C. 20549, and also at the regional offices of the Commission listed above. Copies of such material may also be obtained from the Commission upon the payment of prescribed rates. The Registration Statement may also be accessed from the Commission's World Wide Web site listed above.

        Statements contained in the Prospectus as to any contracts, agreements or other documents filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is hereby made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement for a full statement of the provisions thereof, and each such statement in the Prospectus is qualified in all respects by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents filed by the Company with the Commission are incorporated herein by reference:

        1. The Company's Annual Report on Form 10-K (File No. 34-0-26512) for the fiscal year ended December 31, 1997, filed pursuant to Section 13(a) of the Exchange Act (the "1997 10-K").

        2. The Company's Quarterly Reports on Form 10-Q (File No. 34-0-26512) for the fiscal periods ended March 31, 1998 and June 30, 1998 (the "Forms 10-Q").

        3. The Company's Current Report on Form 8-K (File No. 34-0-26512) filed by the Company on January 6, 1998.

        4. The Registration Statement on Form 8-A (File No. 000-26512) filed by the Company on July 24, 1995, which contains a description of the Common Shares.

        All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to termination of this offering of Common Stock shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the dates of filing of such documents.

        Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        The Company will provide without charge to any person to whom this Prospectus is delivered, upon the written request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than certain exhibits to such documents). Requests for such copies should be directed to John D. Nichols, Jr., Secretary, RenaissanceRe Holdings Ltd., P.O. Box 2527, Hamilton, HMGX, Bermuda, telephone number (441) 295-4513.

                ENFORCEABILITY OF CIVIL LIABILITIES UNDER UNITED
                         STATES FEDERAL SECURITIES LAWS

        The Company is organized pursuant to the laws of Bermuda. In addition, certain of the directors and officers of the Company, as well as certain of the experts named herein, reside outside the United States, and all or a substantial portion of their assets and the assets of the Company are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such persons or to realize against them in courts of the United States upon judgments of courts of the United States predicated upon civil liabilities under the United States federal securities laws.

        The Company has been advised by its Bermuda counsel, Conyers Dill & Pearman, that the United States and Bermuda do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters and that there is doubt (a) whether a final judgment for the payment of money rendered by a federal or state court in the United States based on civil liability, whether or not predicated solely upon the civil liability provisions of the United States federal securities laws, would be enforceable in Bermuda against the Company or the Company's officers and directors and (b) whether an action could be brought in Bermuda against the Company or the Company's officers and directors in the first instance on the basis of liability predicated solely upon the provisions of the United States federal securities laws. A Bermuda court may, however, impose civil liability on the Company or its directors or officers in a suit brought in the Supreme Court of Bermuda against the Company or such persons provided that the facts alleged constitute or give rise to a cause of action under Bermuda law. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under the U.S. federal securities laws, would not be allowed in Bermuda courts as contrary to public policy.

                       SUMMARY DESCRIPTION OF THE COMPANY

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information (including financial information) incorporated by reference herein. Unless the context requires otherwise, references herein to "the Company" are to RenaissanceRe Holdings Ltd. and its subsidiaries and references herein to "Common Shares" refer to the Company's Common Shares, par value $1.00 per share.

        RenaissanceRe Holdings Ltd. is a Bermuda company with its registered and principal executive offices located at Renaissance House, 8-12 East Broadway, Pembroke HM 19 Bermuda, telephone (441) 295-4513. The Company was formed in June 1993 and is the parent of Renaissance Reinsurance Ltd., a Bermuda company and a wholly owned subsidiary ("Renaissance Reinsurance"), Glencoe Insurance Ltd., a Bermuda company and a wholly owned subsidiary ("Glencoe"), DeSoto Insurance Company, a Florida company and a wholly owned subsidiary of Glencoe ("DeSoto") and Nobel Insurance Company ("Nobel"), a Texas domiciled insurance company and wholly owned subsidiary of Renaissance U.S. Holdings Inc. ("U.S. Holdings").

        The Company's principal business is property catastrophe reinsurance, written on a worldwide basis through Renaissance Reinsurance. The Company is one of the largest providers of property catastrophe reinsurance coverage in the world. The Company provides property catastrophe reinsurance coverage to insurance companies and other reinsurers primarily on an excess of loss basis. Excess of loss catastrophe coverage generally provides coverage for claims arising from large natural catastrophes, such as earthquakes and hurricanes, in excess of a specified loss. In connection with the coverages it provides, the Company is also exposed to claims arising from other natural and man-made catastrophes such as winter storms, freezes, floods, fires and tornadoes.

        The Company's principal operating objective is to utilize its capital efficiently by focusing on the writing of property catastrophe insurance and reinsurance contracts with superior risk/return characteristics, while maintaining a low cost operating structure in the favorable regulatory and tax environment of Bermuda. The Company's primary underwriting goal is to construct a portfolio of insurance and reinsurance contracts that maximizes the return on shareholders' equity subject to prudent risk constraints. The Company seeks to moderate the volatility inherent in the property catastrophe reinsurance market through the use of contract terms, portfolio selection methodology, diversification criteria and probability analyses. While property catastrophe reinsurance represented approximately 91% of the Company's gross premiums written in 1997 and 95% in each of 1996 and 1995, and continues to be the Company's primary focus, the Company has recently increased its commitment to the primary insurance business.

        The Company is continuing to expand its primary insurance business through internal growth and acquisition. Glencoe primarily writes property insurance on properties that are exposed to natural catastrophes. Glencoe operates as a Bermuda-domiciled company and is eligible to write business on an excess and surplus lines basis in 29 states, including California, where it has primarily written earthquake exposure insurance. As of June 30, 1998, the Company's equity in Glencoe was $57.1 million. On June 5, 1998, Glencoe purchased all of the common stock of Glencoe held by its sole minority shareholder, which held 20% of the outstanding stock of Glencoe, for a purchase price of approximately $15.2 million. The Company now owns 100% of the outstanding stock of Glencoe. For the year ended December 31, 1997, Glencoe generated gross premiums written of $7.0 million and net income of $2.4 million.

        In January 1998, the Company began to provide personal lines homeowners coverages through DeSoto. DeSoto is a special purpose Florida homeowners insurance company that is licensed to assume and renew homeowner policies from the Florida Joint Underwriting Association (the "JUA"), a state sponsored insurance company.

        On June 25, 1998, the Company consummated the acquisition of the operating subsidiaries (the "Nobel Subsidiaries") of Nobel Insurance Limited ("Nobel Limited"), including Nobel, a Texas domiciled company licensed in all 50 states, through U.S. Holdings in exchange for approximately $54.1 million in cash (the "Nobel Acquisition"). In addition to the cash payment to acquire the Nobel Subsidiaries, the Company provided approximately $8.9 million of limited recourse financing to Nobel Limited to support certain of Nobel Limited's obligations in its contemplated liquidation. The principal businesses acquired from Nobel Limited are the service and underwriting of commercial property and casualty risks for specialized industries and personal lines coverage for low value dwellings. Contemporaneously with the Nobel Acquisition, Nobel Insurance Company entered into a comprehensive retrospective reinsurance agreement with respect to its casualty business with Inter-Ocean Reinsurance Company Ltd.

        For the years ended December 31, 1997, 1996, 1995 and 1994, the Company achieved returns on average shareholders' equity of 24.3%, 30.2%, 43.3% and 44.1%, respectively, and combined ratios of 47.5%, 51.3%, 52.0% and 61.6%, respectively. The Company achieved these results despite the occurrence of several major catastrophes in 1996 and 1995 (which, according to industry trade sources, had the fifth and third highest level of U.S. property catastrophe insured losses on record, respectively) and the occurrence in January 1994 of the Northridge, California earthquake, the second largest insured catastrophe loss in U.S. history. The year ended December 31, 1997 was a relatively light year for natural catastrophes worldwide, compared to historical averages. Accordingly, the reduced level of catastrophe losses resulted in a significantly lower loss ratio in 1997 compared to 1996 and therefore positively affected the Company's results from operations. Because of the high severity and low frequency of losses related to the property catastrophe insurance and reinsurance business, there can be no assurance that the Company will experience this reduced level of losses in future years, or that the Company will achieve similar financial results in the future. See "Risk Factors--Volatility of Financial Results." At June 30, 1998, the Company had total assets of approximately $1.3 billion and total shareholders' equity of approximately $640.5 million.

        The Company's experienced management team assesses underwriting decisions on the basis of the expected incremental return on equity of each new reinsurance contract in relation to the Company's overall portfolio of reinsurance contracts. To facilitate this, the Company has developed REMS(C), a proprietary, computer-based pricing and exposure management system. The Company utilizes REMS(C) to assess property catastrophe risks, price treaties and limit aggregate exposure. REMS(C) was developed with consulting assistance from Tillinghast, an actuarial consulting unit of Towers, Perrin, Forster & Crosby, Inc., and Applied Insurance Research, Inc., the developer of the CATMAPTM system. The Company combines the analyses generated by REMS(C) with its own knowledge of the client submitting the proposed program to assess the premium offered against the risk of loss that such program presents.

        The Company markets its reinsurance products worldwide exclusively through reinsurance brokers. The Company receives program submissions from a wide variety of such brokers. The Company is highly selective in writing reinsurance contracts. For the year ended December 31, 1997, the Company extended reinsurance coverage for only 421 programs, or only 25.8% of the program submissions it received.

                                  RISK FACTORS

        Prospective investors should consider carefully the principal risk factors set forth below as well as the other information set forth in this Prospectus or incorporated by reference herein in evaluating the Company and its business before purchasing the Shares offered hereby.

Volatility of Financial Results

        Because the Company primarily underwrites property catastrophe reinsurance and has large aggregate exposure to natural and man-made disasters, the Company's operating results have historically been, and are expected to continue to be, largely affected by relatively few events of high magnitude. Attachment points (the amount of loss above which excess of loss reinsurance becomes operative) of the policies written by the Company generally require insured industry losses in excess of several hundred million dollars for the Company to experience significant claims, although the Company is also exposed to smaller insured events. The occurrence of claims from catastrophic events is likely to result in substantial volatility in the Company's financial results for any fiscal quarter or year and could have a material adverse effect on the Company's financial condition or results of operations and could impact its ability to write new business. The Company expects that increases in the values and concentrations of insured property and the effects of inflation will increase the severity of such occurrences per year in the future.

        The Company's property catastrophe reinsurance contracts cover unpredictable events such as earthquakes, hurricanes, winter storms, freezes, floods, fires, tornadoes and other man-made or natural disasters. The Company seeks to diversify its reinsurance portfolio to moderate the volatility described in the preceding paragraph. The principal means of diversification employed by the Company are by type of reinsurance, geographic coverage, attachment point and limit per program. The Company also has in place a portfolio of reinsurance coverage to reduce the Company's exposure to certain events in certain geographic zones. The Company utilizes REMS(C), a proprietary, computer-based pricing and exposure management system, to simulate 40,000 years of catastrophe activity to obtain a probability distribution of potential outcomes for its entire portfolio. In addition, the Company evaluates on a deterministic basis its exposure to individual events to estimate the impact of such events on the Company. Nonetheless, a single event or series of events could exceed the Company's estimates, either of which could have a material effect on the Company's financial condition or results of operation.

Business Considerations

        Historically, property catastrophe reinsurers have experienced significant fluctuations in operating results due to competition, frequency of occurrence or severity of catastrophic events, levels of capacity, general economic conditions and other factors. Demand for reinsurance is influenced significantly by underwriting results of primary property insurers and prevailing general economic conditions. The supply of reinsurance is related to prevailing prices and levels of surplus capacity that, in turn, may fluctuate in response to changes in rates of return being realized in the reinsurance industry.

        Based on data presented in industry trade publications, reports prepared by reinsurance industry analysts, underwriting submissions and meetings with clients and brokers, Management believes that the high level of worldwide property catastrophe losses in terms of both frequency and severity from 1987 to 1993 had a significant effect on the results of property insurers and property catastrophe reinsurers and on the worldwide property catastrophe reinsurance market, causing some reinsurers to withdraw from the market or reduce their underwriting commitments, while also causing a substantial increase in market demand, particularly in the United States, Japan and the United Kingdom. Based on these sources, Management believes that these developments from 1987 to 1993 created an imbalance between the supply of and demand for property catastrophe reinsurance worldwide in 1993 that, in turn, caused a significant increase in premium rates and retentions for property catastrophe reinsurance during that year. In response to this imbalance, approximately $4.0 billion of capital entered the Bermuda-based property catastrophe reinsurance market in 1992 and 1993 and that such capital had grown to approximately $6.8 billion as of June 30, 1998. Management believes this added capital helped to balance supply and demand and, as a result, premium rates and other terms of trade in the property catastrophe reinsurance market stabilized in 1994-1995. In each of 1996 and 1997, according to industry trade sources, worldwide price levels decreased by an average of 10% to 15%. Based on publicly available industry trade sources, price levels are expected to decline at a similar pace in 1998. However, based upon underwriting submissions, current premium rates and retention-levels have remained, and in the near future are likely to remain, higher than those that existed in 1992. There can be no assurance, however, that premium rates or other terms and conditions of trade will not vary in the future, that the present level of demand will continue or that the present level of supply of reinsurance will not increase as a result of capital provided by recent or future market entrants or by existing property catastrophe reinsurers.

Industry Developments

        Management is aware of a number of new, proposed or potential legislative or industry changes that may impact the worldwide demand for property catastrophe reinsurance. In the United States, the states of Hawaii and Florida have implemented arrangements whereby property insurance in catastrophe prone areas is provided through state-sponsored entities. The California Earthquake Authority, the first privately financed, publicly operated residential earthquake insurance pool, provides earthquake insurance to California homeowners. Currently before the U.S. Congress are two draft bills, the Homeowners' Insurance Availability Act of 1997 and the Natural Disaster Protection and Insurance Act of 1997, which would establish a federal program to provide reinsurance for state disaster insurance programs and ensure the availability and affordability of insurance against catastrophic natural disasters, respectively, and could impact upon the demand for, and availability of, traditional reinsurance. In the United Kingdom, the government has enacted a bill to allow insurers to build claim equalization reserves that might reduce the amount of property reinsurance necessary in the marketplace. Management is also aware of the incorporation of additional companies and the creation of alternative products from capital market participants that will compete with the catastrophe reinsurance markets. Management is unable to predict the extent to which the foregoing new, proposed or potential initiatives may affect the demand for the Company's products or the risks that may be available for the Company to consider underwriting.

Claim Reserves

        At June 30, 1998, the Company had outstanding reserves for claims and claim adjustment expenses of $202.8 million. The Company incurred claims and claims adjustment expenses of approximately $50.0 million, $86.9 million, $110.6 million and $114.1 million for the years ended December 31, 1997, 1996, 1995 and 1994, respectively.

        Claims reserves represent estimates involving actuarial and statistical projections at a given point in time of the Company's expectations of the ultimate settlement and administration costs of claims incurred. The Company utilizes both proprietary and commercially available models as well as historical reinsurance industry loss development patterns to assist in the establishment of appropriate claim reserves. Reserve estimates by new property catastrophe reinsurers, such as the Company, may be inherently less reliable than the reserve estimates of reinsurers with a stable volume of business and an established claim history. In contrast to casualty losses, which frequently can be determined only through lengthy, unpredictable litigation, non-casualty property losses tend to be reported promptly and usually are settled within a shorter period of time. Nevertheless, actual claims and claim adjustment expenses paid may deviate, perhaps substantially, from the reserve estimates reflected in the Company's financial statements. If the Company's claim reserves are subsequently determined to be inadequate, the Company will be required to increase claim reserves with a corresponding reduction in the Company's net income in the period in which the deficiency is identified. There can be no assurances that claims in respect of events that have occurred will not exceed the Company's claim reserves and have a material adverse effect on the Company's financial condition or results of operations in a particular period.

Competition; Non-Admitted Status

        The property catastrophe reinsurance industry is highly competitive. The Company competes, and will continue to compete, with major U.S. and non-U.S. property catastrophe insurers, reinsurers and certain underwriting syndicates, some of which have greater financial, marketing and management resources than the Company. In addition, there may be established companies or new companies, of which the Company is not aware, that may be planning to enter the property catastrophe reinsurance market or existing property catastrophe reinsurers that may be planning to raise additional capital. In addition, Lloyd's, in contrast with prior practice, now allows its syndicates to accept capital from corporate investors. Competition in the types of reinsurance business that the Company underwrites is based on many factors, including premium charges and other terms and conditions offered, services provided, ratings assigned by independent rating agencies, speed of claims payment and reputation, perceived financial strength and experience of the reinsurer in the line of reinsurance to be written. Some of the reinsurers with whom the Company competes have or could have more capital than the Company. This competition could affect the Company's ability to attract business on terms having the potential to yield appropriate levels of profits.

        Renaissance Reinsurance is a registered Bermuda insurance company and is not licensed or admitted as an insurer in any jurisdiction in the United States. Because jurisdictions in the United States do not permit insurance companies to take credit for reinsurance obtained from unlicensed or non-admitted insurers on their statutory financial statements unless security is posted, Renaissance Reinsurance's contracts generally require it to post a letter of credit or provide other security after a reinsured reports a claim.

        The Company does not believe that its non-admitted status in any U.S. jurisdiction has, or should have, a material adverse effect on its ability to compete in a large portion of the property catastrophe reinsurance market in which it operates. However, there can be no assurances that increased competitive pressure from current reinsurers and future market entrants, Lloyd's decision to raise capital from corporate investors, and the Company's non-admitted status will not adversely affect the Company.

Holding Company Structure; Limitations on Dividends

        The Company is a holding company with no operations and accordingly relies on investment income, cash dividends and other permitted payments from its subsidiaries to make principal and interest payments on outstanding indebtedness of the Company and to pay cash dividends, if any, to the Company's shareholders. On June 24, 1998, in connection with the Nobel Acquisition, U.S. Holdings borrowed $35.0 million from a syndicate of commercial lenders and obtained a $15 million revolving credit facility from which $4 million was borrowed on July 13, 1998 (collectively, the "U.S. Holdings Facility"), which borrowings were guaranteed by the Company (collectively, the "Guarantee"). In September 1997, the Company amended its credit facility with a syndicate of commercial lenders (the "Revolving Credit Facility"). The Revolving Credit Facility provides for borrowings thereunder of up to $200.0 million. As of June 30, 1998, $50.0 million was outstanding under the Revolving Credit Facility. Each of the U.S. Holdings Facility, the Guarantee and the Revolving Credit Facility contains certain covenants that restrict the ability of the Company and its subsidiaries to pay dividends in certain instances. In March 1997, the Company consummated an offering of $100.0 million aggregate liquidation amount of 8.54% Capital Securities (the "Capital Securities") issued by RenaissanceRe Capital Trust, a Delaware statutory business trust and wholly owned subsidiary of the Company (the "Trust"). The proceeds of the Capital Securities offering were invested by the Trust in $100.0 million aggregate principal amount of 8.54% Junior Subordinated Debentures, due March 1, 2027 (the "Junior Subordinated Debentures"), issued by the Company. Pursuant to its obligations with respect to the Capital Securities and the Junior Subordinated Debentures, the Company shall not declare or pay any dividends or distributions on, or redeem, purchase or acquire, or make a liquidation payment with respect to, any of the Company's capital stock if the Company shall be in default with respect to certain of its obligations under the Capital Securities or if the Company shall have given, and not rescinded, notice of its intention to defer its payment obligations with respect to the Capital Securities. The payment of dividends to the Company by its subsidiaries is limited under Bermuda law and regulations, including Bermuda insurance law. The Insurance Act 1978 of Bermuda, amendments thereto and related regulations require the Company's subsidiaries to maintain a minimum solvency margin and minimum liquidity ratio, and prohibit dividends that would result in a breach of these requirements.

Dependence on Key Employees

        The Company's success has depended, and will continue to depend, in substantial part upon the continued service of its senior management team and, in particular, of James N. Stanard, the Company's Chairman, President and Chief Executive Officer. The failure of the Company to retain the services of Mr. Stanard could have a material adverse effect on the Company. Mr. Stanard serves in his capacity with the Company pursuant to an employment agreement expiring on July 1, 2001 or one year following a change of control. The ability of the Company to execute its business strategy is dependent on its ability to retain a staff of qualified underwriters and service personnel. There can be no assurances that the Company will be successful in attracting and retaining qualified employees. The Company does not currently maintain key man life insurance policies with respect to any of its employees.

        Under Bermuda law, non-Bermudians may not engage in any gainful occupation in Bermuda without the specific permission of the appropriate government authority. Such permission or a work permit for a specific period of time may be extended upon showing that, after proper public advertisement, no Bermudian (or spouse of a Bermudian) is available who meets the minimum standards for the advertised position. Mr. Stanard's work permit expires in 1998. All of the Company's executive officers, each of whom is a United States citizen, as well as fourteen other employees, are working in Bermuda under work permits that expire in 1998, 1999 or 2000. The Company is not aware of any difficulties in connection with renewing the work permits for these officers and employees. However, there can be no assurance that these work permits will be extended.

Reinsurance Brokers

        The Company markets its reinsurance products worldwide exclusively through reinsurance brokers. Five brokerage firms accounted for 70.1%, 58.5%, 47.9% and 53.9% of the Company's net premiums written for the years ended December 31, 1997, 1996, 1995 and 1994, respectively. Loss of all or a substantial portion of the business provided by such intermediaries could have a material adverse effect on the Company.

        In accordance with industry practice, the Company frequently pays amounts owing in respect of claims under its policies to reinsurance brokers, for payment over to the ceding insurers. In the event that a broker failed to make such a payment, depending on the jurisdiction, the Company might remain liable to the ceding insurer for the deficiency. Conversely, in certain jurisdictions, when premiums for such policies are paid to reinsurance brokers for payment over to the Company, such premiums will be deemed to have been paid and the ceding insurer will no longer be liable to the Company for those amounts, whether or not actually received by the Company. Consequently, in connection with the settlement of reinsurance balances, the Company assumes a degree of credit risk associated with brokers around the world.

Regulation

        Renaissance Reinsurance is not licensed or admitted to do business in any jurisdiction except Bermuda. The insurance laws of each state in the United States and of many other countries regulate the sale of insurance and reinsurance within their jurisdiction by alien insurers, such as Renaissance Reinsurance, which is not admitted to do business within such jurisdiction. Renaissance Reinsurance conducts its business from its office in Bermuda. There can be no assurances that inquiries or challenges relating to the activities of Renaissance Reinsurance will not be raised in the future or that Renaissance Reinsurance's location, regulatory status or restrictions on its activities resulting therefrom will not adversely affect its ability to conduct its business.

        Recently, the insurance and reinsurance regulatory framework has been subject to increased scrutiny in many jurisdictions, including the United States and various states in the United States. It is not possible to predict the future impact of changing law or regulation on the Company's operations of Renaissance Reinsurance; such changes could have a material adverse effect on the Company or the insurance industry in general.

        Glencoe is a licensed, non-admitted insurer in 29 states and is subject to the regulation and reporting requirements of these states. In accordance with certain requirements of the National Association of Insurance Commissioners, Glencoe has established, and is required to maintain, a trust funded with a minimum of $15.0 million as a condition of its status as a licensed, non-admitted insurer in the U.S.

        The Company's strategy to expand into additional insurance markets could cause Glencoe or other U.S.-based subsidiaries to become subject to regulation in additional jurisdictions. However, the Company intends to conduct its operations so as to minimize the likelihood that RenaissanceRe Holdings Ltd. or Renaissance Reinsurance will be subject to U.S. regulation.

        In general, the Bermuda statutes and regulations applicable to Renaissance Reinsurance and Glencoe are less restrictive than those that would be applicable to Renaissance Reinsurance and Glencoe were they subject to the insurance laws of any state in the United States applicable to admitted insurers. No assurances can be given that if Renaissance Reinsurance or Glencoe were to become subject to any such laws of the United States or any state thereof or of any other country at any time in the future, it would be in compliance with such laws.

Foreign Currency Fluctuations

        The Company's functional currency is the U.S. dollar. A substantial portion of the Company's premium is written in currencies other than the U.S. dollar and the Company maintains a portion of its cash equivalent investments and equity securities investments in currencies other than the U.S. dollar. In the future, the Company may increase or decrease the portion of its investments denominated in currencies other than the U.S. dollar. The Company may, from time to time, experience exchange gains and losses and incur underwriting losses in currencies other than the U.S. dollar, that will in turn affect the Company's operating results.

Tax Matters

        The Company believes that, to date, Renaissance Reinsurance and Glencoe have operated and, in the future, will continue to operate their businesses in a manner that will not cause either to be treated as being engaged in a trade or business in the United States ("U.S. trade or business"). On this basis, the Company does not expect Renaissance Reinsurance or Glencoe to be required to pay U.S. corporate income tax. However, whether a corporation is engaged in a U.S. trade or business is considered a factual question. Because there are no definitive standards provided by the Internal Revenue Code of 1986, as amended (the "Code"), existing or proposed regulations thereunder or judicial precedent, and as the determination is inherently factual and not a legal issue on which counsel can opine, there is considerable uncertainty as to activities that constitute being engaged in a U.S. trade or business. As a result, there can be no assurance that the United States Internal Revenue Service (the "IRS") could not successfully contend that Renaissance Reinsurance or Glencoe is engaged in such a trade or business. If the IRS did so contend, Renaissance Reinsurance or Glencoe would, unless exempted from tax by the United States-Bermuda income tax treaty (the "Treaty"), be subject to U.S. corporate income tax on that portion of its net income treated as effectively connected with a U.S. trade or business, as well as the U.S. corporate branch profits tax. The U.S. corporate income tax is currently imposed at the rate of 35% on net corporate profits and the U.S. corporate branch profits tax is imposed at the rate of 30% on a corporation's after-tax profits deemed distributed as a dividend.

        Even though the Company will take the position that neither Renaissance Reinsurance nor Glencoe is engaged in a U.S. trade or business, Renaissance Reinsurance has filed, and Glencoe intends to file, U.S. federal income tax returns to avoid having all deductions disallowed in the event that either Renaissance Reinsurance or Glencoe were held to be engaged in a U.S. trade or business. In addition, filing U.S. tax returns will allow Renaissance Reinsurance and Glencoe to claim benefits under the Treaty without penalty.

        Even if the IRS were to contend successfully that Renaissance Reinsurance or Glencoe was engaged in a U.S. trade or business, the Treaty could preclude the United States from taxing Renaissance Reinsurance or Glencoe on its net premium income except to the extent that such income were attributable to a permanent establishment maintained by Renaissance Reinsurance or Glencoe in the United States. Although the Company believes that neither Renaissance Reinsurance nor Glencoe has a permanent establishment in the United States, there can be no assurance that the IRS will not successfully contend that Renaissance Reinsurance or Glencoe has such an establishment and therefore is subject to taxation.

        If Renaissance Reinsurance or Glencoe were considered to be engaged in a U.S. trade or business and it were considered not to be entitled to the benefits of the permanent establishment clause of the Treaty, and, thus, subject to U.S. income tax, the Company's results of operations and cash flows could be materially adversely affected.

Control by Principal Shareholders and Management

        As of July 31, 1998, Warburg, Pincus Investors, L.P. ("Warburg"), GE Investment Private Placement Partners I-Insurance, Limited Partnership, PT Investments, Inc., and United States Fidelity and Guaranty Company (collectively, the "Principal Shareholders") and executive officers of the Company ("Management") owned 12.9%, 1.4%, 11.0%, 10.9% and 6.2%, respectively, of the Common Shares, representing approximately 13.4%, 0.5%, 8.4%, 11.3% and
6.4 %, respectively, of the Company's outstanding voting power. The Principal Shareholders are parties to a shareholders agreement among themselves and the Company providing the Principal Shareholders (other than the Selling Shareholder if all of the Shares are sold in the Offering) with the ability, if they act in concert, to nominate a majority of the Board and to exert effective control over certain actions requiring shareholder approval, including electing the Board of Directors, adopting amendments to the Company's Memorandum of Association and the Bye-Laws and approving a merger or consolidation, liquidation or sale of all or substantially all of the assets of the Company.

Shares Eligible for Future Sale; Registration Rights

        No prediction can be made as to the effect, if any, that future sales of Common Shares, or the availability of Common Shares for future sale, will have on the market price of the Common Shares prevailing from time to time. Public or private sales of substantial amounts of the Common Shares following the Offering, or the perception that such sales could occur, could adversely affect the market price of the Common Shares as well as the ability of the Company to raise additional capital in the public equity markets at a desirable time and price. The Shares sold in the Offering will be freely tradable without restriction or further registration under the Securities Act by persons other than "affiliates" of the Company within the meaning of Rule 144 promulgated under the Securities Act. Following the consummation of the Offering, the Principal Shareholders and Management will hold an aggregate of 9,122,890 Common Shares, all of which will be eligible for sale in the public market, subject to compliance with Rule 144. Additionally, the Principal Shareholders and Management have the right pursuant to a registration rights agreement with the Company to cause the Company to register any Common Shares held by them under the Securities Act. The Company may also provide for the registration of shares currently held or acquired in the future by employees pursuant to compensation arrangements, thereby permitting such shares to be sold in the public market from time to time. Sales of substantial amounts of the Common Shares in the public market following the Offering, or the perception that such sales could occur, could adversely affect the market price of the Common Shares and may make it more difficult for the Company to sell its equity securities in the future at a time and price that it deems appropriate. In addition, Warburg may transfer Common Shares held by it to its limited partners from time to time in transactions not subject to the Securities Act, certain of which Common Shares will thereafter be freely tradable without restriction or further registration under the Securities Act. Since December 31, 1997, Warburg has transferred 1,000,000 Common Shares to its limited partners.

Anti-Takeover Considerations

        On May 5, 1998, the Company conducted its Annual General Meeting of Shareholders, at which each proposal to be considered by the shareholders described in the Company's Proxy Statement relating to the Annual Meeting (the "Proxy Statement") was adopted. Accordingly, the Memorandum of Association and Bye-laws of the Company have been amended pursuant to such shareholder approval, as described more fully in the Proxy Statement. As a result of these amendments, certain provisions of the Company's Memorandum of Association and Bye-Laws have the effect of rendering more difficult or discouraging unsolicited takeover bids from third parties to a greater degree than would be the case without these provisions. While these provisions have the effect of encouraging persons seeking to acquire control of the Company to negotiate with the Board, they could have the effect of discouraging a prospective acquirer from making a tender offer or otherwise attempting to attain control of the Company.

        The Company indirectly owns DeSoto, a Florida domiciled special purpose insurance company, and Nobel, a Texas domiciled insurance company. The Company's ownership of DeSoto and Nobel can, under applicable state insurance company laws and regulations, delay or impede a change of control of the Company. Generally, each of the Florida and Texas insurance codes provides that a domestic insurer may merge or consolidate with or acquire control of another insurer, or a person may acquire control of a domestic insurance company, only if the plan of merger or consolidation or acquisition of control is submitted to and receives the prior approval of the respective state's superintendent of insurance. Accordingly, under applicable Florida and Texas regulations, any change of control of the Company (which term includes for this purpose a purchase of 10% or more of the Company's voting securities under the applicable legislation) will require the prior notification to and approval of the Florida and Texas insurance regulatory authorities.

Risks Relating to the Year 2000 Issue

        Certain computer programs or software may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in miscalculations or system failures. The Company has completed an assessment of its business applications and computer systems, and believes that all critical business applications and systems will function properly with respect to dates in the Year 2000 and thereafter. However, a failure of such applications and systems to function properly with respect to dates in the Year 2000 and thereafter could adversely affect the

Company. The Company is in the process of evaluating its potential exposures from the non-compliance, if any, of its vendors' and customers' systems with the Year 2000. There can be no assurance that the systems of its vendors and customers, on which the Company relies on for supporting information, will be timely converted and would not have an adverse effect on the Company's business operations. Currently, none of the Company's reinsurance or insurance policies specifically provides coverage for Year 2000 losses, and the Company does not intend to provide coverage for these losses. However, in the future, it is possible that the Company may elect to provide such coverage, or that certain of the Company's policies could be held to cover such losses. If so, there can be no assurance that such losses would not have a material adverse effect on the Company's future results of operations. The Company anticipates completing its Year 2000 evaluation prior to December 31, 1998 and it is anticipated that future costs anticipated with the Year 2000 project will not be material; however, there can be no assurance that potential costs or losses associated with the Year 2000 issue would not have an adverse effect on the Company's future results of operations.

Service of Process and Enforcement of Judgments

        The Company is a Bermuda company and certain of its officers and directors are residents of various jurisdictions outside the United States. All or a substantial portion of the assets of such officers and directors and of the Company are or may be located in jurisdictions outside the United States. Although the Company has irrevocably agreed that it may be served with process in New York, New York with respect to actions based on offers and sales of the Common Shares made hereby, it could be difficult for investors to effect service of process within the United States on directors and officers of the Company who reside outside the United States or to recover against the Company or such directors and officers on judgments of United States courts predicated upon civil liabilities under the United States federal securities laws. See "Enforceability of Civil Liabilities Under United States Federal Securities Laws."

                                 USE OF PROCEEDS

        The Company will not receive any proceeds from the sale of the Shares. All proceeds will be received by the Selling Shareholder. See "Selling Shareholder."

                             SELECTED FINANCIAL DATA
                      (in thousands, except per share data)

        The following table sets forth selected financial data and other financial information of the Company as of December 31, 1997, 1996, 1995, 1994 and 1993, and for the years ended December 31, 1997, 1996, 1995, 1994 and the period June 7, 1993 (date of incorporation) through December 31, 1993. The balance sheet data as of December 31, 1997, 1996, 1995, 1994 and 1993 and the statement of income data for the years ended December 31, 1997, 1996, 1995 and 1994 and for the period June 7, 1993 through December 31, 1993 were derived from the Company's audited Consolidated Financial Statements, which have been audited by Ernst & Young, the Company's independent auditors. The balance sheet data as of June 30, 1998 and the statement of income data for the period January 1, 1998 through June 30, 1998 were derived from the unaudited interim financial statements of the Company. The unaudited interim financial statements include all adjustments, consisting of normal recurring accruals that the Company considers necessary for a fair presentation of the financial position and results of operations for that period. The results of operations for any interim period are not necessarily indicative of results for the full fiscal year. The selected financial data should be read in conjunction with the Consolidated Financial Statements of the Company and related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the 1997 10-K and the Forms 10-Q incorporated herein by reference and all other information appearing elsewhere in this Prospectus. See "Available Information" and "Documents Incorporated by Reference."

                                                                                                         Period June 7,
                                                                                                              1993
                                                    Years Ended December 31,                               (date of
                                              -------------------------------------                     incorporation)
                                                                                                            through
                                Six Months Ended                                                         December 31,
                                 June 30, 1998         1997          1996         1995          1994          1993
                                ----------------       ----          ----         ----          ----      ----------
Statement of Income Data:
Gross premiums written .......      $ 164,996       $ 228,287     $ 269,913     $ 292,607     $ 273,481     $  66,118
Net premiums written .........        117,614         195,752       251,564       289,928       269,954        66,118
Net premiums earned ..........         93,138         211,490       252,828       288,886       242,762        34,643
Net investment income ........         26,258          49,573        44,280        32,320        14,942         2,725
Net realized gains (losses)
  on sale of investments .....           (927)         (2,895)       (2,938)        2,315           246            (7)
Claims and claim expenses
incurred .....................         18,170          50,015        86,945       110,555       114,095           982
Acquisition costs ............         11,828          25,227        26,162        29,286        25,653         4,017
Underwriting expenses ........         14,202          25,131        16,731        10,448         9,725         2,201
Pre-tax income ...............         65,608         139,249       156,160       165,322       109,298        31,281
Net income ...................         64,212         139,249       156,160       165,322       109,298        31,281
Net income available to
  common shareholders ........         64,212         139,249       156,160       162,786        96,419        31,281

Net income per Common Share -
  Diluted(1) .................      $    2.83       $    6.06     $    6.01     $    6.75     $    4.24     $    1.37
Dividends per Common Share ...      $     .30       $    1.00     $     .80     $     .16            --            --
Weighted average Common Shares
  outstanding ................         22,718          22,967        25,994        24,121        22,750        22,750

Other Data:
Claims/claim adjustment
expense ratio ................           19.6%           23.7%         34.3%         38.3%         47.0%          2.8%
Underwriting expense ratio ...           27.9            23.8          17.0          13.7          14.6          17.9
                                    ---------       ---------     ---------     ---------     ---------     ---------
Combined ratio ...............           47.5%           47.5%         51.3%         52.0%         61.6%         20.7%
                                    =========       =========     =========     =========     =========     =========
Return on average
shareholders' equity .........           21.0%(2)        24.3%         30.2%         43.3%         44.1%         32.7%(2)

                                                                                   At December 31,
                                               At June 30,   -------------------------------------------------------------
                                                  1998         1997          1996        1995         1994         1993
                                             -------------   ---------     --------     --------     --------     --------
Balance Sheet Data:
Total investments available for sale at fair
  value, short-term investments and cash
  and cash equivalents .....................   $  929,794    $ 859,467     $802,466     $667,999     $437,542     $169,839
Total assets ...............................    1,258,370      960,749      904,764      757,060      509,410      208,512
Reserve for claims and claim adjustment
  expenses .................................      202,839      110,037      105,421      100,445       63,268          982
Reserve for unearned premiums ..............      144,997       57,008       65,617       60,444       59,401       31,475
Bank loans .................................       85,000       50,000      150,000      100,000       60,000           --
Company obligated mandatorily redeemable
  capital securities of a subsidiary trust
  holding solely junior subordinated
  debentures of the Company(3) .............      100,000      100,000           --           --           --           --
Series B preference shares .................           --           --           --           --       55,338           --
Total shareholders' equity(4) ..............      640,509      598,703      546,203      486,336      265,247      172,471
Book value per Common Share(4) .............   $    28.77    $   26.68     $  23.21     $  18.99     $  11.79     $   7.67
Common Shares outstanding(4) ...............       22,264       22,441       23,531       25,605       22,500       22,500


----------------------
(1) Net income per share was calculated by dividing net income available to common shareholders by the number of weighted average Common Shares and Common Share equivalents outstanding. Common Share equivalents are calculated on the basis of the treasury stock method.

(2) Return on average shareholders' equity for a period of less than a full year is calculated by annualizing the net income available to Common Shareholders for such period and dividing it by beginning shareholders' equity; plus one-half of such annualized net income; less one-half of the dividends paid or payable as of the balance sheet date adjusted by one-half of the dollar value of the year-to-date capital transactions (i.e., share issuances or repurchases).

(3) This item reflects $100.0 million aggregate liquidation amount of the Capital Securities issued by a subsidiary trust. The sole assets of the trust are $103.1 million aggregate principal amount of 8.54% Junior Subordinated Debentures due March 1, 2027 issued by the Company.

(4) Book value per Common Share was computed by dividing total shareholders' equity by the number of outstanding Common Shares.

                               SELLING SHAREHOLDER

        The following table provides certain information with respect to the Common Shares beneficially owned by the Selling Shareholder as of August 17, 1998, and the amount of Shares offered hereunder. Because the Selling Shareholder may offer some or all of the Shares in an offering that is not underwritten on a firm commitment basis, no estimate can be given as to the amount of securities that will be held by the Selling Shareholder after completion of the Offering. See "Plan Of Distribution." To the extent required, the specific securities to be sold, the name of the Selling Shareholder effecting such sale, the names of any agent, dealer or underwriter participating in such sale, and any applicable commission or discount with respect to the sale will be set forth in a supplement to this Prospectus. The nature of the positions, offices or other material relationships that certain Shareholders have had with the Company or any of its predecessors or affiliates within the past three years are set forth in documents incorporated herein by reference. The securities offered by means of this Prospectus may be offered from time to time by the Selling Shareholder named below:

                                             Shares Owned Prior to        Shares to be Offered for
         Selling Shareholder                    the Offering(1)      the Selling Shareholder's Account
----------------------------------------    ----------------------   ---------------------------------
GE Investment Private Placement
Partners I - Insurance, Limited
Partnership
3003 Summer Street
Stamford, Connecticut   06904                        318,213(2)                    318,213(2)

------------------

(1) Each named person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of options, warrants or other rights, if any.

(2) Consists solely of DVII Shares. DVII Shares entitle the holder thereof to one-third of a vote for each DVII Share; provided, that in no event shall a holder of DVII Shares have greater than 9.9% of all outstanding voting rights attached to the full voting Common Shares, inclusive of the percentage interest in the Company represented by full voting Common Shares owned directly, indirectly, or constructively by such holder within the meaning of Section 958 of the Code and applicable rules and regulations thereunder. The DVII Shares are convertible into an equal number of the Company's Full Voting Common Shares on a one-for-one basis at the option of the holder thereof upon two days prior written notice to the Company.

                              PLAN OF DISTRIBUTION

        All of the shares owned by the Selling Shareholder as of the date hereof are DVII Shares, which are convertible into an equal number of the Company's Full Voting Common Shares on a one-for-one basis at the option of the holder thereof upon two days prior written notice to the Company. The Company and the Selling Shareholder have agreed, pursuant to the Amended and Restated Registration Rights Agreement between the Company and the Investors party thereto, dated as of December 27, 1996, that it shall be a condition to the delivery of the DVII Shares that, immediately following the sale thereof by the Selling Shareholder, such shares be converted into Full Voting Common Shares.

        The Selling Shareholder has informed the Company that it will sell the Shares through one or more brokers or dealers in transactions in which the broker or dealer so engaged will purchase the DVII Shares, convert them, and resell full voting Common Shares as principal to facilitate the transaction. Accordingly, all of the Shares to be resold by a broker or dealer acting as a principal will consist solely of Full Voting Common Shares. Alternatively, any Shares to be otherwise purchased for the account of any party hereunder shall be required to be so converted. The Selling Shareholder has advised the Company that the Shares may be sold from time to time, upon compliance with applicable "Blue Sky" law, in transactions effected on the NYSE or through the facilities of any national securities association on which any of the Shares are then listed, admitted to unlisted trading privileges or included for quotation, in the over-the-counter market or otherwise. The Company has not been advised of any definitive selling arrangement as of the date of this Prospectus between the Selling Shareholder and any broker-dealer or agent. The Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholder.

        Alternatively, the Selling Shareholder may from time to time offer the securities offered hereby (a) through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions of commissions from the Selling Shareholder and/or the purchasers of securities for whom they may act as agents or (b) directly to one or more purchasers.

        The Selling Shareholder and any underwriters, dealers or agents that participate in the distribution of securities offered hereby may be deemed to be underwriters, and any profit on the sale of such securities by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. At the time a particular underwritten offer of securities is made, to the extent required, a supplement to this Prospectus will be distributed that will set forth the aggregate amount of securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, and discounts, commissions and other items constituting compensation from the Selling Shareholder and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

        The securities offered hereby may be sold from time to time in one or more transactions at market prices prevailing at the time of sale, at a fixed offering price, which may be changed, at varying prices determined at the time of sale or at negotiated prices.

        The Selling Shareholder will pay the commissions and discounts of underwriters, dealers or agents, if any, incurred in connection with the sale of the Shares. Pursuant to the terms of the Registration Rights Agreement entered into between the Company and the Selling Shareholder, the Company has agreed to pay all expenses incident to the offering and sale of the Shares to the public. The Registration Rights Agreement provides for reciprocal indemnification between the Company on the one hand, and the Selling Shareholder, on the other hand, against certain liabilities in connection with the Registration Statement, of which this Prospectus is a part, including liabilities under the Securities Act.

                                  LEGAL MATTERS

        Certain legal matters relating to the Shares offered hereby will be passed upon for the Company by Conyers Dill & Pearman, Hamilton, Bermuda. Certain Bermuda tax matters will be passed upon by Conyers Dill & Pearman. The description of United States tax laws will be passed upon by Willkie Farr & Gallagher.

                                     EXPERTS

        The consolidated financial statements of the Company incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 have beem audited by Ernst & Young, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated by reference in reliance upon such report given on the authority of that firm as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

        The following sets forth the estimated expenses and costs in connection with the issuance and distribution of the securities being registered hereby. All such expenses will be borne by the Company.

                 SEC registration fees..............................          $4,375.23
                 Legal fees and expenses............................          50,000.00
                 Accounting fees and expenses.......................           2,500.00
                 Blue Sky fees and expenses.........................               -
                 Transfer agent fees and expenses...................               -
                 Printing expenses..................................           5,000.00
                 Miscellaneous......................................           3,124.77
                                                                               --------
                        Total.......................................         $65,000.00


Item 15.  Indemnification of Directors and Officers.

        Section 98 of the Companies Act of 1981 of Bermuda (the "Act") provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability that by virtue of Bermuda law otherwise would be imposed on them, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermudian company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda in certain proceedings arising under Section 281 of the Act.

        The Company has adopted provisions in its Bye-Laws that provide that the Company shall indemnify its officers and directors to the maximum extent permitted under the Act, except where such liability arises from willful negligence or default.

        The Company has entered into employment agreements with all of its executive officers which each contain provisions pursuant to which the Company has agreed to indemnify the executive as required by the Bye-Laws and maintain customary insurance policies providing for indemnification.

        The Company has purchased insurance on behalf of its officers and directors for liabilities arising out of their capacities as such.

Item 16.  Exhibits.

(a)  Exhibits

        No.                                 Description
---------------                            -------------
       *  3.1        Amended and Restated Bye-laws of the Company.
      **  4.1        Specimen Common Stock certificate.
          5.1        Opinion of Conyers Dill & Pearman regarding legality of securities.
          8.1        Opinion of Willkie Farr & Gallagher as to certain tax matters.
     *** 10.1        Amended and Restated Registration Rights Agreement, dated as of December
                     27, 1996, by and among the Company, Warburg, Pincus
                     Investors, L.P., PT Investments Inc., GE Private Placement
                     Partners I-Insurance, Limited Partnership and United States
                     Fidelity and Guaranty Company.
         23.1        Consent of Ernst & Young.
         23.2        Consent of Conyers Dill & Pearman (included in Exhibit 5.1).
         23.3        Consent of Willkie Farr & Gallagher (included in Exhibit 8.1).
         24.1        Powers of Attorney (included in signature pages).

------------------------

* Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the fiscal period ended June 30, 1998 (Commission File No. 34-0-26512).

** Incorporated herein by reference to the identically numbered exhibit to the Company's Registration Statement on Form S-1 (Registration No. 33-70008), which was declared effective by the Commission on July 26, 1995.

*** Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (Commission File No. 34-0-26512).

Item 17.  Undertakings.

        The Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed pursuant to Section 13 or
Section 15(d) of the Exchange Act;

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

        The Registrant also hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act and each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions, described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, RenaissanceRe Holdings Ltd. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the 17th day of August, 1998.

                                  RENAISSANCERE HOLDINGS LTD.

                                  By: /s/  James N. Stanard
                                     --------------------------------------
                                     James N. Stanard
                                      President, Chief Executive Officer and
                                       Chairman of the Board of Directors

                                POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints each of John M. Lummis and John D. Nichols, Jr., and each of them, as his true and lawful attorneys-in-fact and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned to sign and file with the Securities and Exchange Commission under the Securities Act of 1933, as amended, (i) any and all pre-effective and post-effective amendments to this registration statement, (ii) any registration statement relating to this offering that is be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, (iii) any exhibits to any such registration statement or pre-effective or post-effective amendments or (iv) any and all applications and other documents in connection with any such registration statement or pre-effective or post-effective amendments, and generally to do all things and perform any and all acts and things whatsoever requisite and necessary or desirable to enable the Registrant to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature                        Title                                    Date
---------                        -----                                    ----
  /s/ James N. Stanard           President, Chief Executive Officer and   August  17, 1998
---------------------------      Chairman of the Board of Directors
     James N. Stanard

  /s/ William I. Riker           President of Renaissance Reinsurance     August  17, 1998
---------------------------      Ltd. and Director
     William I. Riker

  /s/ John M. Lummis             Senior Vice President and Chief          August  17, 1998
---------------------------      Financial Officer (Principal
     John M. Lummis              Accounting Officer)


  /s/ Arthur S. Bahr             Director                                 August  17, 1998
---------------------------
     Arthur S. Bahr

  /s/ Thomas A. Cooper           Director                                 August  17, 1998
---------------------------


                                      II-4

     Thomas A. Cooper

  /s/ Edmund B. Greene
---------------------------
     Edmund B. Greene            Director                                 August  17, 1998

  /s/ Gerald L. Igou
---------------------------
     Gerald L. Igou              Director                                 August  17, 1998

  /s/ Kewsong Lee
---------------------------
     Kewsong Lee                 Director                                 August  17, 1998

  /s/ Paul Liska
---------------------------
     Paul Liska                  Director                                 August  17, 1998

  /s/ Lisa J. Marshall
---------------------------
     Lisa J. Marshall            Director                                 August  17, 1998

  /s/ Howard H. Newman
---------------------------
     Howard H. Newman            Director                                 August  17, 1998

  /s/ Scott E. Pardee
---------------------------
     Scott E. Pardee             Director                                 August  17, 1998

CT Corporation System

By: /s/ Duane Coots
    -----------------------
    Name: Duane Coots            Authorized Representative in the         August  17, 1998
    Title: Assistant Secretary   United States